SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 12, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
                -----------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
                -----------------------------------------------






(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Press Release
---------------------

Revised Offshore Exploration Law Reconfirms CNOOC's Special Rights

(Beijing, October 12, 2001) CNOOC Limited (SEHK: 833, NYSE: CEO) (the "Company") announced today that the newly revised offshore exploration law released by the Chinese government reconfirms the exclusive right of the Company to back-in successful exploration acreage of foreign contractors offshore China.

The Chinese State Council published a revised version of the "Regulations of the People's Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises" on October 10, 2001 in its official release 318. The revision was prompted by a comprehensive review of all business laws and regulations by the Chinese government to ensure their compliance with the PRC's WTO commitments on the eve of the PRC's formal admission to the WTO. Revised terms in the law governing offshore exploration included restrictive provisions on technology transfers and domestic components requirements in procurement. The removal of the restrictions provides a level playing field for all oil field service contractors, domestic or international. It is expected to benefit the Company's E&P business and further increase Production Sharing Contract ("PSC") activities offshore China.

The Company will continue to enjoy the exclusive right to conduct PSC activities with foreign contractors and is entitled to all rights and privileges under the original law. The regulation also states that the Company, as a state-owned enterprise, is to be in charge of all efforts to exploit petroleum resources with contractors in Chinese waters.

"This reaffirms a favorable regulatory environment for CNOOC's E&P business," commented Mr. Wei Liucheng, Chairman and CEO of the Company.

Dr. Mark Qiu, CFO of the Company, remarked, "We informed the market earlier of the ongoing review of the law and expressed confidence that our special mandate will be upheld and revisions, if any, would be positive. This is a good confirmation."


************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: October 12, 2001